UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

vTv Therapeutics Inc.

(Name of Issuer)

Class A common stock, $0.01 par value per share

(Title of Class of Securities)

918385204

(CUSIP Number)

Abrar Hussain

Samsara BioCapital GP, LLC

628 Middlefield Road

Palo Alto, CA 94301

(650) 285-4270

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 27, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   918385204

1.	Names of Reporting Persons Samsara BioCapital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 265,620 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 265,620 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 265,620 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Samsara BioCapital, L.P. (“Samsara LP”), Samsara BioCapital GP, LLC (“Samsara GP”), and Dr. Srinivas Akkaraju (“Dr. Akkaraju” and, with Samsara LP and Samsara GP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 265,620 shares of Class A Common Stock held by Samsara LP. Samsara GP is the general partner of Samsara LP and Dr. Akkaraju is the Managing Member of Samsara GP. Each of Samsara GP and Dr. Akkaraju shares voting and investment authority over the shares held by Samsara LP. Does not include an aggregate of 833,693 shares of Class A Common Stock potentially issuable upon exercise of Pre-Funded Warrants held by Samsara LP, as such warrants are, as of the date of this filing not exercisable within 60 days, by virtue of the Exercise Limitation (as defined in Item 6 below).

(3)	This percentage is calculated based on the sum of (i) 2,084,973 shares of Class A Common Stock outstanding as of September 30, 2023 as disclosed in the Issuer’s prospectus supplement dated February 28, 2024 filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2024 (the “Prospectus Supplement”); and (ii) 464,377 shares of Class A Common Stock issued in the private placement of equity securities by the Issuer that closed on February 27, 2024 (the “Private Placement”) as disclosed in the Prospectus Supplement.

CUSIP No. 918385204
1.	Names of Reporting Persons Samsara BioCapital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 265,620 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 265,620 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 265,620 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 265,620 shares of Class A Common Stock held by Samsara LP. Samsara GP is the general partner of Samsara LP and Dr. Akkaraju is the Managing Member of Samsara GP. Each of Samsara GP and Dr. Akkaraju shares voting and investment authority over the shares held by Samsara LP. Does not include an aggregate of 833,693 shares of Class A Common Stock potentially issuable upon exercise of Pre-Funded Warrants held by Samsara LP, as such warrants are, as of the date of this filing not exercisable within 60 days, by virtue of the Exercise Limitation (as defined in Item 6 below)

(3)	This percentage is calculated based on the sum of (i) 2,084,973 shares of Class A Common Stock outstanding as of September 30, 2023 as disclosed in the Prospectus Supplement; and (ii) 464,377 shares of Class A Common Stock issued in the Private Placement as disclosed in the Prospectus Supplement.

CUSIP No. 918385204
1.	Names of Reporting Persons Srinivas Akkaraju
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 265,620 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 265,620 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 265,620 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 265,620 shares of Class A Common Stock held by Samsara LP. Samsara GP is the general partner of Samsara LP and Dr. Akkaraju is the Managing Member of Samsara GP. Each of Samsara GP and Dr. Akkaraju shares voting and investment authority over the shares held by Samsara LP. Does not include an aggregate of 833,693 shares of Class A Common Stock potentially issuable upon exercise of Pre-Funded Warrants held by Samsara LP, as such warrants are, as of the date of this filing not exercisable within 60 days, by virtue of the Exercise Limitation (as defined in Item 6 below).

(3)	This percentage is calculated based on the sum of (i) 2,084,973 shares of Class A Common Stock outstanding as of September 30, 2023 as disclosed in the Prospectus Supplement; and (ii) 464,377 shares of Class A Common Stock issued in the Private Placement as disclosed in the Prospectus Supplement.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Class A common stock, $0.01 par value (“Class A Common Stock”) of vTv Therapeutics Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3980 Premier Drive, Suite 310, High Point, NC 27265. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Samsara BioCapital, L.P. (“Samsara LP”), Samsara BioCapital GP, LLC (“Samsara GP”), and Dr. Srinivas Akkaraju (“Dr. Akkaraju” and, with Samsara LP and Samsara GP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business office of the Reporting Persons is 628 Middlefield Road, Palo Alto, CA 94301.

(c)	The principal business of the Reporting Persons is venture capital investments. Akkaraju serves as the Managing Member of Samsara GP, which is the general partner of Samsara LP.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Samsara LP and Samsara GP was organized in the state of Delaware and Akkaraju is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Between November 9, 2021 and November 18, 2021, Samsara LP purchased an aggregate of 1,635,509 shares of Class A Common Stock at an aggregate purchase price of $14.4 million. On November 20, 2023 the Issuer effected a reverse stock split at a ratio of 1-for-40, such that every 40 shares of the Issuer’s Class A common stock, were combined into one issued and outstanding share of Class A Common Stock and every 40 shares of the Company’s Class B common stock were combined into one issued and outstanding share of Class B Common Stock (together, the “Reverse Stock Split”).

On February 27, 2024, Samsara LP entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer to purchase 224,732 shares of the Issuer’s Class A Common Stock (the “Shares”) and accompanying pre-funded warrants (the “Pre-Funded Warrants”) to purchase 833,693 additional shares of Class A Common Stock in a private sale (the “Private Placement”) for an aggregate purchase price of $12.5 million. Samsara LP received the Shares and Pre-Funded Warrants on February 27, 2024 (the “Closing Date”) pursuant to the closing of the Private Placement.

The funds used by Samsara LP to acquire the securities of the Issuer described herein were from capital contributions made by Samsara LP’s general and limited partners.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time (including by means of programs adopted pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 (the “Act”)). Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Class A Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Class A Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Class A Common Stock beneficially owned by them (or any shares of Class A Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Dr. Akkaraju, the Managing Member of Samsara GP, is a member of the board of directors of the Issuer. As a director of the Issuer, Dr. Akkaraju may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

The information included in Item 6 hereof is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a) – (b).	The following information with respect to the ownership of the Class A Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of March 5, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Samsara LP (1)	265,620		265,620		265,620	265,620	10.4%
Samsara GP (1)			265,620		265,620	265,620	10.4%
Dr. Akkaraju (1)			265,620		265,620	265,620	10.4%

(1)	Includes 265,620 shares of Class A Common Stock held by Samsara LP. Samsara GP is the general partner of Samsara LP and Dr. Akkaraju is the Managing Member of Samsara GP. Each of Samsara GP and Dr. Akkaraju shares voting and investment authority over the shares held by Samsara LP. Does not include an aggregate of 833,693 shares of Class A Common Stock potentially issuable upon exercise of Pre-Funded Warrants held by Samsara LP, as such warrants are, as of the date of this filing not exercisable within 60 days, by virtue of the Exercise Limitation (as defined in Item 6 below).

(2)	This percentage is calculated based on the sum of (i) 2,084,973 shares of Class A Common Stock outstanding as of September 30, 2023 as disclosed in the Prospectus Supplement; and (ii) 464,377 shares of Class A Common Stock issued in the Private Placement as disclosed in the Prospectus Supplement.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Class A Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Securities Purchase Agreement

Pursuant to the Purchase Agreement, Samsara LP shall have the right to require the Issuer to nominate and recommend at each Election Meeting (as defined in the Purchase Agreement) the election of one individual to serve as a director on the Board of Directors of the Issuer so long as Samsara LP, together with its Affiliates, continues to own at least 50% of the securities originally purchased by it in the Private Placement, as adjusted for stock splits, recapitalizations and other similar events (which in the case of the Pre-Funded Warrants shall be calculated by reference to the number of shares of Class A Common Stock issuable upon exercise of the Pre-Funded Warrants (the “Warrant Shares”) originally issuable upon exercise thereof without regard to any exercise limitations in the Purchase Agreement, the Registration Rights Agreement, the Pre-Funded Warrants, all exhibits and schedules thereto and any other documents or agreements executed in connection with the transactions contemplated thereunder and shall include any Warrant Shares issued upon exercise thereof that continue to be beneficially owned by Samsara LP or its Affiliates).

The foregoing description is qualified in its entirety by the full text of the form of Purchase Agreement, which is filed herewith as Exhibit A and incorporated herein by reference.

Pre-Funded Warrant to Purchase Common Stock

The Pre-Funded Warrants have no expiration date and are exercisable at any time after February 27, 2024, except that the Pre-Funded Warrants are not exercisable by Samsara LP if, upon giving effect or immediately prior thereto, Samsara LP would beneficially own more than 9.99% of the total number of issued and outstanding Class A Common Stock, which percentage may change at the holders’ election to any other number less than or equal to 19.99% upon 61 days’ notice to the Issuer (the “Exercise Limitation”).

The foregoing description is qualified in its entirety by the full text of the form of Pre-Funded Warrant to Purchase Common Stock, which is filed herewith as Exhibit C and incorporated herein by reference.

Registration Rights Agreement

In connection with the Private Placement, Samsara LP entered into a registration rights agreement with the Issuer, dated as of February 27, 2024 (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to file a registration statement with the SEC covering the resale of the Shares purchased in the Private Placement and the shares of Class A Common Stock underlying the Pre-Funded Warrants described above. The Issuer agreed to file such registration statement within 60 days following the closing of the Private Placement. The Registration Rights Agreement includes customary indemnification rights in connection with the registration statement.

The foregoing description is qualified in its entirety by the full text of the form of Registration Rights Agreement, which is filed herewith as Exhibit D and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Securities Purchase Agreement, dated February 27, 2024, by and among vTv Therapeutics Inc. and the investors party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (File No. 001-37524), filed on February 28, 2024).

C.	Form of Pre-Funded Warrant. (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K (File No. 001-37524), filed on February 28, 2024).

D.	Registration Rights Agreement, dated February 27, 2024, by and among vTv Therapeutics Inc. and the investors party thereto. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (File No. 001-37524), filed on February 28, 2024).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2024

Samsara BioCapital, L.P.

By:	Samsara BioCapital GP, LLC
its	General Partner

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

Samsara BioCapital GP, LLC

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

/s/ Srinivas Akkaraju
Srinivas Akkaraju

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Class A Common Stock of vTv Therapeutics Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: March 5, 2024

Samsara BioCapital, L.P.

By:	Samsara BioCapital GP, LLC
its	General Partner

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

Samsara BioCapital GP, LLC

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

/s/ Srinivas Akkaraju
Srinivas Akkaraju